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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   FUNCO, INC.
                            (Name of Subject Company)

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                                   FUNCO, INC.
                        (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                    360762108
                      (CUSIP Number of Class of Securities)

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                                 DAVID R. POMIJE
                             10120 WEST 76TH STREET
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 946-8883
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of the Person Filing Statement)

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                                   COPIES TO:
                              PHILIP S. GARON, ESQ.
                               FAEGRE & BENSON LLP
                               2200 NORWEST CENTER
                             90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 336-3000

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      [X] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS
              MADE BEFORE THE COMMENCEMENT DATE OF A TENDER OFFER.

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                            [Funco, Inc. Letterhead]

FOR IMMEDIATE RELEASE

CONTACT:
Stanley A. Bodine
President
Funco, Inc.
612-946-8883


                FUNCO RECEIVES REVISED ACQUISITION PROPOSAL FROM
                      ELECTRONICS BOUTIQUE AT $21 PER SHARE


MINNEAPOLIS, MN, April 20, 2000 -- Funco, Inc. (Nasdaq: FNCO) announced that it has received a written proposal from Electronics Boutique Holdings Corp. to increase its acquisition price for Funco to $21 per share in cash, or approximately $135 million in the aggregate. Funco's existing merger agreement with Electronics Boutique (the "EB Merger Agreement"), entered into on March 31, 2000, provides for a $17.50 per share acquisition price.

         Funco announced on April 13, 2000, that it had given notice to Electronics Boutique of Funco's intent to enter into a merger agreement with Barnes & Noble, Inc. at a price of $21 per share in cash, the same price that is now proposed by Electronics Boutique. That statement of intent is not binding on Funco. Under the terms of the EB Merger Agreement, Electronics Boutique had five business days after such written notice to propose adjustments to the terms of the EB Merger Agreement.

         Funco's Board of Directors will meet to consider Electronics Boutique's $21 per share proposal.

         Funco currently owns and operates 401 retail stores, that are predominately located in strip malls throughout the United States, and also operates an e-commerce division, located at http://www.funcoland.com.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME AN OFFER IS COMMENCED FUNCO, INC. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER


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DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE
AVAILABLE TO ALL SHAREHOLDERS OF FUNCO, INC. AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.